[Citizens Republic Letterhead]
July 31, 2009
Ms. Kathryn McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citizens Republic Bancorp, Inc. Preliminary Proxy Statement on Schedule 14A (Filed June 25, 2009, File No. 001-33063) Registration Statement on Form S-4 (Filed July 10, 2009, File No. 333-160508)
Dear Ms. McHale:
     On behalf of Citizens Republic Bancorp, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated July 22, 2009 with respect to the Company’s Preliminary Proxy Statement in connection with a special meeting of the Company’s shareholders (the “Proxy Statement”) and a Registration Statement on Form S-4 in connection with proposed exchange offers (the “Registration Statement”). I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.
     Capitalized terms not defined in this letter have the meanings assigned to them in Proxy Statement or the Registration Statement, as applicable.
Preliminary Proxy Statement on Schedule 14A
General
1. Please update the proxy statement to reflect changed facts and circumstances since the initial filing. In this regard, we note the proposed exchange offers that are the subject of your Form S-4 filing (File No. 333-160508).
     As requested, we have revised the proxy statement to add updated information throughout.

2. Please provide your analysis as to whether the following transactions described in the proxy statement would require shareholder approval under Nasdaq Marketplace Rule 5635:
•	Participation in the Capital Assistance Program (considering the fact that the preferred shares would be mandatorily convertible into common stock);
•	Exercise of the warrant issued in connection with participation in the Capital Assistance Program;
•	The trust preferred securities exchange.
To the extent that any of those transactions would require shareholder approval, explain why you are seeking shareholder approval for the debt exchange but not for any other potential transaction.
     At this time, the Company is uncertain as to whether it will be approved for participation in the Capital Assistance Program and, if approved, the amount of investment that will be made by Treasury. As noted on page 12 of the proxy statement, if the level of investment exceeds either of the Nasdaq thresholds, shareholder approval would be required. If shareholder approval becomes necessary, the Company would seek shareholder approval within the timeframe allowed by the CAP at a subsequent meeting of shareholders.
     With respect to the trust preferred securities, we have concluded that shareholder approval under Nasdaq Marketplace Rule 5635 is not required. Paragraphs (a) and (c) of Rule 5635 are not relevant. Shareholder approval is not required under paragraph (b). Because the trust preferred securities are widely held, the Company believes that no purchaser will acquire an amount that would result in a “change of control” as defined for purposes of Nasdaq Marketplace Rule 5635(b). In addition, shareholder approval under Rule 5635(d) is not required because the trust preferred securities exchange is a “public offering.” When determining whether an offering is a “public offering” for purposes of Nasdaq Marketplace Rule 5635, Nasdaq staff considers the following relevant factors: (i) the type of offering; (ii) the manner in which the offering is marketed; (iii) the extent of the offering’s distribution; (iv) the offering price; and (v) the extent to which the company controls the offering and its distribution. The trust preferred securities exchange offering is available to all of the holders of the trust preferred securities, the trust preferred securities are widely held and publicly traded on the New York Stock Exchange, anyone who wishes to participate in the exchange can purchase and tender trust preferred securities, and the exchange offer is being conducted in accordance with applicable SEC rules.
3. Considering the fact that the specific terms of the debt exchange are not known at this time, please provide your analysis and conclusion with respect to whether proposal 2 as currently drafted satisfies Nasdaq Marketplace Rule 5635.

     Our analysis is based Staff Interpretive Letters publicly available on Nasdaq’s website indicating that an issuer may seek shareholder approval of a transaction for purposes of Rule 5635 even if the final terms of the transaction are not known, provided that the issuer provides the following (i) maximum number of shares to be issued; (ii) maximum dollar amount of the issuance; (iii) maximum discount to market; (iv) the purpose of the transaction; and (v) the timeframe to complete the transaction (not more than three months after shareholder approval). The viability of these interpretations has been confirmed by Nasdaq staff. Proposal 2 in the proxy statement provides each of these five elements. Although the terms of the debt exchange offer have been determined and the offer has been commenced, the Company has reserved the right to modify the terms of the exchange offer subject to applicable SEC rules. As a result, the Company believes it to be prudent to maintain the flexibility that Proposal 2, as currently drafted, provides in the event that market conditions or responses from debt holders warrant a change in the terms of the exchange offer.
4. Please provide us with an update on the status of your Capital Assistance Program application, including, but not limited to, any conditions that would be required for your participation in the program.
     The Federal Reserve Bank of Chicago has acknowledged receipt of, and is processing, our application in connection with the Capital Assistance Program.
     To participate in the Capital Assistance Program, we would be subject to the same publicly disclose conditions as other program participants. Those conditions include the following.
•	During the application process, we would be required to submit a plan for how we will use the money from the program to support lending. This plan will be made public by the U.S. Treasury.
•	We would be required to submit monthly and quarterly reports to the U.S. Treasury on lending by category including a comparison of what lending would have been without the proceeds from the program. These reports would be made public by the U.S. Treasury.
•	We would be required to commit to participate in the Home Affordable Mortgage Program.
•	We would be required to abide by executive compensation rules in line with the Emergency Economic Stabilization Act of 2008.
•	We would be required to abide by common stock dividend restrictions including restrictions on increasing dividends and restricting dividends to no more than $0.01 per share per quarter.
•	We would generally be prohibited from repurchasing our common stock, preferred stock, and trust preferred stock.

•	We would be prohibited from acquiring healthy institutions where there is a cash component to the consideration.
5. Where you expect a proposed transaction to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma financial statements that comply with Article 11 of Regulation S-X in your proxy statement.
Where you determine that a proposed transaction will have a material impact on your balance sheet or income statement, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods. Where the terms of a proposed transaction are not finalized and contain a range of possible outcomes, the pro forma financial statements should address both the minimum and maximum scenarios. In preparing pro forma financial statements, discuss any relevant assumptions you have made and briefly describe any pro forma adjustments.
If you do not believe the transactions described in your proxy statement will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis supporting your conclusion.
     The Company will provide the required pro forma financial statements in its Form S-4 and proxy statement as amended.
6. For each potential transaction, please provide a robust discussion and quantification of how the transaction would dilute the interests of your existing common shareholders. Consider providing examples and tables that show the dilutive impact of the transaction.
     The requested disclosure has been added to the section entitled “Proposal to Approve an Amendment to the Corporation’s Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares — Effects on Outstanding Common Stock.”
Why We Are Seeking Shareholder Approval, page 10
7. You indicate on page 11 that any proceeds from a Treasury investment under the Capital Assistance Program would be used for general corporate purposes and that you have not made any other determination about any specific use of proceeds. However, it appears that in connection with your application you were required to submit a plan for how you intend to use the proceeds to increase lending activities above levels relative to what would be possible without receiving government support. Indicate whether you have submitted such a plan and describe its contents.

     The Company was not required to submit a plan for use of proceeds from a CAP investment with its application. Although the Company may be required to submit such a plan as part of the application approval process, it has not yet been requested to do so and has not yet prepared such plan. The statement referred to in the comment remains true and correct and, as a result, no further disclosure in response to this comment is appropriate.
The Common Stock Proposal
Certain Material Terms of the Common Stock, page 11
8. Please describe the exceptions to your restriction from repurchasing shares of common stock. Likewise, describe the exceptions to the restriction from paying dividends on common stock in excess of $0.01 that would be in place if you participate in the Capital Assistance Program.
     The requested disclosure has been added to the section entitled “Proposal to Approve an Amendment to the Corporation’s Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares — Certain Material Terms of the Common Stock.”
CAP Treasury Investment, page 12
General
9. You indicate on page 11 that you have applied for an investment by Treasury of up to $190 million pursuant to the Capital Assistance Program, and up to an additional $100 million under the Capital Assistance Program that would be used to redeem a portion of your outstanding preferred stock issued to Treasury under the Capital Purchase Program. In this section, clarify that you have applied for an investment of up to $290 million. Explain why you wish to replace the Capital Purchase Program preferred shares with Capital Assistance Program preferred shares.
     The requested disclosure has been added to the section entitled “Proposal to Approve an Amendment to the Corporation’s Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares — Why We Are Seeking Shareholder Approval — CAP Treasury Investment.”
10. Please ensure that your description of the Capital Assistance Program contains all material terms of the program and the securities that would be issued under the program. Remove or revise the language in the first paragraph of this section that appears to indicate otherwise.

     The Company believes it has included all material terms of the Capital Assistance Program and the related securities. The lead-in language has been modified as requested.
11. Please indicate that if you participate in the Capital Assistance Program you will be required to submit monthly and quarterly reports to Treasury regarding your lending and describe what those reports will contain. Tell us whether you intend to make those reports available to your other shareholders at the same time.
     The requested disclosure has been added to the section entitled “Proposal to Approve an Amendment to the Corporation’s Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares — CAP Treasury Investment — Executive Compensation, Transparency, Accountability, Monitoring.”
12. Please indicate that if you participate in the Capital Assistance Program you must commit to participate in the Home Affordable Modification Program. Describe what that program is and what, if any, effect you expect your participation in it will have on your financial condition and results of operation.
     The requested disclosure has been added to the section entitled “Proposal to Approve an Amendment to the Corporation’s Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares — CAP Treasury Investment — Executive Compensation, Transparency, Accountability, Monitoring.”
Conversion, page 12
13. Explain the significance of the February 9, 2009 date with respect to calculation of the conversion price.
     The requested disclosure has been added to the section entitled “Proposal to Approve an Amendment to the Corporation’s Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares — CAP Treasury Investment — Conversion.”
Dividends and Repurchases, page 13
14. Please describe the exceptions to the requirement that Treasury must consent to any repurchases of equity securities or trust preferred securities for so long as Capital Assistance Program preferred shares are outstanding.
     A cross reference has been added to the language added in response to comment #8. See “Proposal to Approve an Amendment to the Corporation’s Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares — CAP Treasury Investment — Dividends and Repurchases.”

Information Incorporated By Reference, page 18
15. Please revise to limit your incorporation by reference to those items specifically permitted under Schedule 14A. Refer to Note D to, and Item 13 of, Schedule 14A.
     Citizens meets the requirements of Form S-3 pursuant to General Instruction E (and I.B.1 of Form S-3) and is therefore eligible to incorporate by reference both previously filed and subsequently filed documents pursuant to Item 13(b)(1). As provided in Item 13(c), the information incorporated by reference is not required to be included in the proxy statement pursuant to the requirement of another item, the proxy statement identifies on the last page(s) the information incorporated by reference and the material incorporated by reference substantially meets the requirements of Item 13. We have added to “Information Incorporated by Reference” the undertaking required by General Instruction D.2, but believes it has otherwise satisfied the requirements of the cited instructions. We acknowledge the requirement to mail the proxy statement at least 20 business days prior to the special meeting.
Registration Statement on Form S-4
16. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
     We confirm to the Staff that the Exchange Offers will be open for at least 20 full business days. Furthermore, the requested disclosure has been added to the cover page, the inside front cover and the sections entitled “Questions and Answers About the Exchange Offers — What are the general terms of the Exchange Offers,” “Questions and Answers About the Exchange Offers — When do the Exchange Offers expire,” “Summary Term of the Exchange Offers — Expiration Date and Withdrawal Rights” and “The Exchange Offers — Condition of the Exchange Offers — Expiration Date; Extension; Termination; Amendment.”
17. We note that you have omitted certain information about the exchange offers throughout the prospectus. Please revise to include the omitted information in your next amendment or tell us when you anticipate including such information.
     As requested, we have added the previously omitted information throughout the Registration Statement.
18. Please tell us why the exchange of common stock for subordinated notes is subject to shareholder approval, but the exchange of common stock for trust preferred securities is not.
     Based on an analysis of the Nasdaq Marketplace Rules and published Nasdaq interpretive guidance, we concluded that the exchange of Common Shares for Subordinated Notes required shareholder approval because the exchange constituted a private offering for purposes of those rules, notwithstanding that the issuance of Common Shares in the Subordinated Notes Exchange Offer is registered under the Securities Act. Our analysis regarding the exchange for the trust preferred securities is set forth in detail in our response to comment no. 2.
Questions and Answers About the Exchange Offers, page 2
What is the purpose of the Exchange Offers?
19. Please define the term “CPP” when it is used for the first time.
     The requested disclosure has been added to the section entitled “Questions and Answers About the Exchange Offers — What is the purpose of the Exchange Offer?”
Is there a maximum amount of Subject Securities that may be exchanged in the Exchange Offers?
20. Please include the relevant information to answer this question rather than including defined terms. For example, please say 750,000,000 shares rather than “Maximum Aggregate Consideration.”
     The requested disclosure has been added to the section entitled “Questions and Answers About the Exchange Offers — Is there a maximum amount of Subject Securities that may be exchanged in the Exchange Offer?” However, since the date on which the Registration Statement was filed, the Company has changed the Maximum Aggregate Consideration from 750,000,000 shares to 500,000,000 shares. This change was made in this section and throughout the Registration Statement.
Summary, page 7
General
21. Please revise the introductory language to indicate that the summary highlights “material information” rather than “some of the information” in the prospectus.
     The requested disclosure has been added to the introductory paragraph of the section entitled “Summary.”
22. Please provide the complete mailing address and telephone number of your principal executive offices.
     The requested disclosure has been added to the section entitled “Summary — About Citizens.”

Purpose of the Exchange Offers, page 8
23. Please expand your discussion on how the exchange offers will affect your financial condition and improve the results of any stress test.
     The requested disclosure has been added to the section entitled “Summary — Purpose of the Exchange Offer.”
Acceptance Priority Levels, page 10
24. Please revise the first paragraph to indicate that the table specifying the acceptance priorities levels is located on the inside front cover page of the prospectus.
     The requested change has been made to the section entitled “Summary Terms of the Exchange Offers — Acceptance Priority Levels.” The same change was also made to the sections entitled “Summary Terms of the Exchange Offers — Terms of the Exchange Offers,” and “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”
25. Please define Maximum Aggregate Consideration” the first time you use it in this section so holders do not have to refer back to the cover page.
     The requested change has been made to the section entitled “Summary Terms of the Exchange Offers — Acceptance Priority Levels.”
Risk Factors
General
26. Some of your risk factors make statements that “there is no assurance” or use similar language regarding assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.
     The requested changes have been made throughout the section entitled “Risk Factors.”
In order to maintain and strengthen our capital base..., page 15
27. Please revise the second paragraph to indicate whether the issuance of common stock in connection with the exchange offers will cause the terms of the U.S. Treasury’s warrant to be adjusted. Quantify the adjustment to the number of shares issuable and the exercise price using information as of a recent date.

     Based on the U.S. Treasury’s interpretation of the standard warrant provision with respect to similarly situated companies, and our own conversations with the U.S. Treasury, we do not expect the antidilution provisions to be triggered by the Exchange Offers.
Risks Related to Not Participating in the Exchange Offers, page 17
28. Please remove this disclosure: from the “Risk Factors” section of the prospectus. Also remove related disclosure contained in other risk factors. For example, we note that the final paragraph of the “Our capital raising initiatives...” risk factor on page 16 discusses the consequences of not increasing Tier 1 common equity through the exchange offers. You may wish to discuss these matters in a separate section of the prospectus outside of the “Risk Factors” section.
     We have revised the Risk Factor headed “If the Exchange Offers are not successful, our failure to have raised more additional capital through the Exchange Offers may impair our financial health and prospects” and moved it to the section entitled “Questions and Answers About the Exchange Offers.”
     In light of our discussion with the Staff, we have removed the heading “Risks Related to Not Participating in the Exchange Offers” and moved the remaining Risk Factor in that section to the section entitled “Additional Risks Related to the Exchange Offers.”
Offerings of debt or additional trust preferred securities..., page 19
29. Please consider whether it would be more appropriately located in another subsection of the “Risk Factors” section. The subsection it is currently located in describes the risks related to the differences in the rights of common stockholders versus holders of debt obligations and senior securities.
     The requested change has been made to sections entitled “Risk Factors — Risks Related to the Market Price and Value of the Common Shares offered in the Exchange Offer” and “Risk Factors — Risks Related to the Rights of our Common Shares Compared to the Rights of our Debt Obligations and Senior Equity Securities, including the Subject Securities.”
Additional Risks Related to the Exchange Offers, page 21
30. Please include a risk factor that discusses the fact that the number of shares of common stock to be issued for each denomination amount of subject securities will not be certain until the final exchange ratio is announced on the day the exchange offers expire.

     We believe that holders of Subject Securities will be indifferent to the number of Common Shares they will receive in the Exchange Offers, so long as the value of the shares received is equal to the price offered as set forth in the prospectus. The Average VWAP methodology being used in the Exchange Offers is intended to accomplish that result. We note that the price will remain unchanged even if proration is involved. To the extent variations in the price of the Common Shares could cause proration, investors will be able to monitor the changes through the website cited in the prospectus. As a result, we do not believe that investors would consider the uncertainty of the actual number of Common Shares to be issued in payment of the price offered in the prospectus to be a material risk and, therefore, have not added any additional disclosure in this regard.
Terms of the Exchange Offers
Offer Consideration, page 35
31. Notwithstanding the stated objective of offering security holders a fixed “Exchange Value,” please revise to provide an illustrative table showing the amount of common stock consideration security holders may expect to receive. Please ensure that the tabular presentation provides representative examples of the possible maximum and minimum amount of consideration expected to be received.
     We added to the section entitled “The Exchange Offers — Terms of the Exchange Offers — Offer Consideration” a cross reference to the table in the next section that shows the number of Common Shares that would be issued per Denomination Amount under various Relevant Price scenarios.
32. The table on the bottom of page 37 shows the percentage of tendered subject securities that will be accepted at various assumed levels for average VWAP. By way of footnote or other disclosure, please identify your assumptions with respect to early tender premiums.
     The requested disclosure has been added to the section entitled “The Exchange Offers — Terms of the Exchange Offers — Acceptance Priority Levels; Proration.”
33. Revise this section, and the cover page of the prospectus, to specify the maximum amount of securities sought from each of the classes comprising the Subject Securities. At present, the disclosure on the cover page could be interpreted to mean that Citizens seeks to acquire all securities of each of these classes. In addition, the disclosure regarding the operation of the priority levels should be revised to indicate the minimum amount of Trust Preferred Securities that will be acquired if the maximum amount of Subordinated Notes is acquired. Refer to Rule l4e-1(b).
     We have revised the cover page and the disclosure in the section entitled “The Exchange Offers — Terms of the Exchange Offers — Acceptance Priority Levels; Proration” to indicate that we seek to acquire some or all of the Subject Securities.
     The table in the section entitled “The Exchange Offers — Terms of the Exchange Offers — Acceptance Priority Levels; Proration” discloses the minimum amount of Trust Preferred Securities that would be acquired if the maximum amount of Subordinated Notes is acquired under various Relevant Price scenarios.

Conditions of the Exchange Offers, page 38
34. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Your disclosure implies that satisfaction or waiver may occur at anytime. Please revise the language accordingly.
     The requested disclosure has been added to the section entitled “The Exchange Offers — Conditions of the Exchange Offers.”
35. We note the last paragraph on page 38. Please describe the circumstances under which you would waive the Subordinated Note Exchange Approval Condition.
     The requested disclosure has been added to the section entitled “The Exchange Offers — Conditions of the Exchange Offers.”
Expiration Date; Extension; Termination; Amendment, page 39
36. We note the disclosure indicating that Citizens’ reserves the right to terminate either or both of the exchange offers regardless of whether or not the offer conditions have been satisfied but “subject to applicable law.” Please advise us of the circumstances under which either of the exchange offers may be terminated when all of the offer conditions have been satisfied. Alternatively, revise to remove the implication that the exchange offers may be cancelled in the exclusive discretion of Citizens’ at any time and for any reason. Refer to Section 14(e) of the Securities Exchange Act of 1934.
     The requested modification to the disclosure has been made to the section entitled “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”
Fractional Shares, page 39
37. You disclose that you will round fractional shares down to the nearest whole number. Given that you are making a partial offer subject to possible proration, a holder will therefore not know the number of shares that the holder will receive until payment is made. Please advise how this feature of your exchange offer is consistent with Rule 14e-1(b).
     We do not believe that rounding down fractional shares is a violation of Rule 14(e)-1(b). The mechanism does not affect the pricing of the Exchange Offer and is simply a part of the methodology for determining the exact number of shares to be paid as the price for the Exchange Offers as fully disclosed in the prospectus. Even if this methodology were technically not in compliance with the rule, such non-compliance would be immaterial. The decrease in price paid would in each case total less than $1.00 for any participant since our Common Shares are currently trading at a price significantly under $1.00. We also note that the methodology we have chosen for dealing with fractional shares is consistent with recent exchange offers by similarly situated issuers. While some issuers have paid cash in lieu of fractional shares, we have elected to not do so due to restrictions placed upon us by the terms of outstanding preferred stock we issued to the U.S. Treasury as part of its Capital Purchase Program (“CPP”). Paying cash in lieu of fractional shares would likely violate the restriction on repurchases of trust preferred securities contained in Section 4.8 of the securities purchase agreement related to the preferred stock, requiring the consent of, or a waiver from, the U.S. Treasury.
Acceptance of Subject Securities for Purchase; Delivery of Common Shares, page 42
38. You state that your determinations as to the form of all documents and the validity and acceptance of all tenders and withdrawals will be final and binding.

Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction. We note similar language in your form letters of transmittal.
     The requested disclosure has been added to the section entitled “The Exchange Offers — Procedures for Tendering Subject Securities — Determination of Validity” as well as to the section entitled “The Exchange Offers — Withdrawal of Tenders.”
Market Price of the Subordinated Notes, page 50
39. Please revise to include information regarding distributions on the subordinated notes.
     The requested disclosure has been added under the section “Market Price, Dividend and Distribution Information — Market Price of the Subordinated Notes.”
Material U.S. Federal Income Tax Consequences, page 48
40. Please remove the word “summary” from the first sentence of this section.
     The requested deletion has been made to the section entitled “Material U.S. Federal Income Tax Consequences.”
41. Please revise the first paragraph to clearly indicate that this section is the opinion of your tax counsel, without reference to exhibit 8.1. You may indicate that exhibit 8.1 confirms the opinion set forth in this section.
     The requested change has been made to the section entitled “Material U.S. Federal Income Tax Consequences” and the reference to the opinion of our tax counsel in that section has been deleted.
42. The second paragraph on page 58 states that this section is based on the assumed treatment of Citizens Funding Trust as a grantor trust and on the treatment of the debt securities held by Citizens Funding Trust as your indebtedness for federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel’s opinion. Please revise accordingly.
     The requested change has been made to the section entitled “Material U.S. Federal Income Tax Consequences” by making reference to the opinion given by our tax counsel in connection with the original issuance of the Trust Preferred Securities. As a result, we have added as an exhibit to the Registration Statement a consent from such counsel to the reference to them in the Registration Statement.
Exhibits 99.1 and 99.2
43. In future filings, whether or not for this issuer, please file the letter of transmittal as correspondence unless and until that tender offer has been commenced. While we recognize that the exchange offers are not required to comply with Exchange Act Rule 14d-2, refer to Rule 14d-2(a) for guidance explaining that a tender offer is deemed to commence when the means to tender have been published.
     We acknowledge the Staff’s comment and will act accordingly.
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call me at (810) 766-7500 or Mark Metz, the Company’s outside counsel, at (313) 568-5434 with any questions or if we can be of any assistance in completing your review of these responses.
Very truly yours,
/s/ Thomas W. Gallagher
Thomas W. Gallagher
General Counsel and Secretary